CONFLICT MINERALS REPORT OF SOLVENTUM CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2024

1.Introduction.

This Conflict Minerals Report (this “Report”) for Solventum Corporation (“Solventum,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”) for the reporting period from January 1 to December 31, 2024.

“Conflict Minerals” are defined by the Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”). As used in this Report, the “Covered Countries” mean the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

2.Company Overview.

Solventum’s Business
Solventum is a new healthcare company with a long legacy of creating breakthrough solutions for our customers’ toughest challenges. We pioneer game-changing innovations at the intersection of health, material and data science that change patients’ lives for the better — while empowering healthcare professionals to perform at their best. Solventum spun off from 3M Company (“3M”) on April 1, 2024. At the end of the calendar year 2024, Solventum had approximately 22,000 employees.

Solventum’s In-Scope Products
Solventum’s product experts globally identified products that we manufactured, or contracted to manufacture that may contain 3TG necessary to the functionality or production of such products (“Necessary 3TG”). Solventum prioritized reviewing certain products and their supply chains, considering factors like 3TG content, the type of mineral, spend, supply chain nature, and supplier location.

Through this product screening process, Solventum’s product experts determined, to the best of their knowledge, that the following product categories may contain Necessary 3TG:

•electrical connectors, cables and cords, electronic chargers, controls, monitors and plated circuitry and products that include these and other electrical or electronic components;
•metallized films;
•mechanical stethoscopes;
•sterilizer; and
•orthodontic products.

However, to the extent Necessary 3TG are present in Solventum’s products, the content may be at trace levels.

Solventum’s Supply Chains
Solventum’s supply chains are complex, including thousands of suppliers spread over different tiers in those chains. Supplied materials are used in products serving numerous industry sectors. Solventum does not directly source or purchase 3TG from the smelters or refiners (“SORs”) and is typically several tiers removed from any SOR that would have information on mines or locations of origin of our Necessary 3TG. Therefore, Solventum must rely on its first-tier suppliers and sub-tier suppliers to provide Solventum with accurate information about the origins of the Necessary 3TG in components and materials supplied to Solventum in their respective supply chains.

Solventum’s Responsible Minerals Policy Statement
Solventum is committed to responsible sourcing of 3TG using the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), so as not to support conflict or human rights abuses in the Covered

Countries or other Conflict-Affected and High-Risk Areas, while avoiding de facto embargoes. Solventum established and published a Responsible Minerals Policy Statement available for all suppliers on our website: https://www.solventum.com/en-us/home/our-company/partners-suppliers/.

Solventum’s Participation in Cross-Industry Efforts
Solventum is a member of the Responsible Minerals Initiative (“RMI”). RMI has helped develop standards, best practices, and tools to end the association between 3TG and conflict in the Covered Countries. Additionally, this broad-based initiative develops control systems for SORs through independently validated audits under RMI’s Responsible Minerals Assurance Process (“RMAP”). RMI engages with a wide variety of organizations to discuss emerging issues, best practices, and work on addressing shared challenges across the supply chain.

3.Reasonable Country of Origin Inquiry.

RCOI Elements
As required by the Conflict Minerals Rule, Solventum conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether any of the Necessary 3TG may have originated in the Covered Countries and not from recycled or scrap sources. Solventum’s RCOI consisted of identifying and prioritizing in-scope suppliers, collecting supplier data, and assessing this data to determine the source of the Necessary 3TG.

Prioritized Supplier Inquiry
Solventum determined that a reasonably designed inquiry for identifying and assessing supply chain risks should focus on higher priority suppliers consistent with RMI’s Five Practical Steps to Support SEC Conflict Minerals Disclosure.

Data Collection, Review and Results
Solventum requested that the high priority suppliers identified as described above (the “In-Scope Suppliers”) provide information about Necessary 3TG in components or materials supplied to Solventum using the RMI Conflict Minerals Reporting Template (the “CMRT”). Solventum reviewed the supplier responses from these inquiries, as well as information from capacity-building interactions aimed at encouraging the development of the Conflict Minerals programs.

Solventum received responses from 83% of In-Scope Suppliers, and, based on these responses, Solventum compiled a list of 341 verified, unique SORs that may be in our supply chain. Country of origin information for these SORs was then verified using information from the RMI and other recognized third-party audit programs. Most suppliers provided company level data to Solventum, meaning that the CMRTs provided a list of all SORs that are used somewhere in their supply chain, and they did not confirm which SORs are used for components or materials actually supplied to Solventum.

Results of RCOI
Based on our RCOI, Solventum has reason to believe that a portion of the Necessary 3TG may have originated in the Covered Countries and that the Necessary 3TG may not be from recycled or scrap sources. Therefore, as required by the Conflict Minerals Rule, Solventum conducted further due diligence on the source and chain of custody of the Necessary 3TG, as further described below.

4.Conflict Minerals Due Diligence Program.

a.Design of Solventum’s Due Diligence Measures.

Solventum’s Conflict Minerals due diligence management system has been designed to conform, in all material respects, with the internationally recognized due diligence framework of the OECD Guidance, as applicable for 3TG and “downstream companies” (as defined in the OECD Guidance).

b.Due Diligence Measures Undertaken.

Solventum performed the due diligence set forth according to the OECD’s five-step framework as described below:

Step 1. Establish Strong Company Management Systems.

Responsible Minerals (Conflict Minerals) Policy Statement
Solventum has established and published a Responsible Minerals Policy Statement available for all suppliers on our website: https://www.solventum.com/en-us/home/our-company/partners-suppliers/. This policy and position are also consistent with Solventum’s Human Rights Policy (https://s7d9.scene7.com/is/content/mmmspinco/human-rights-policypdf); Solventum’s respect for human rights within our own operations and our supply chains; and the United Nations Guiding Principles on Business and Human Rights. Solventum is aligned with The Ten Principles of the United Nations Global Compact. The Solventum Responsible Minerals Policy Statement forms the basis for Solventum’s responsible minerals program. Solventum’s global suppliers are expected to source minerals directly or indirectly from SORs that are validated to be conformant by independent third-party audit programs such as RMAP or other recognized third-party audit programs and to extend these requirements and expectations to their entire supply chain.

If a supplier does not meet Solventum’s requirements, a cross-functional team considers alternative actions to evaluate and resolve the situation, which may include terminating the business relationship.

Responsible Minerals Management Structure
Solventum has established a management structure to support the effective and efficient execution of our responsible minerals program. Solventum’s management team includes an executive sponsor: Solventum’s SVP and Chief Procurement Officer, Global Procurement. In addition, Solventum has designated a cross-functional Responsible Minerals Steering Team composed of representatives from Sustainability, Product Stewardship, Legal Affairs and Procurement. The Steering Team has responsibility for developing and implementing Solventum’s policy and compliance strategy, as well as reviewing the progress and effectiveness of the program, and identifying risks and opportunities for improvement within the program.

Control System and Supply Chain Transparency
Solventum relies on our direct suppliers to provide information on the origin of the Necessary 3TG contained in components and materials supplied to Solventum, including sources of Necessary 3TG that are supplied to them from their own lower-tier suppliers. Solventum’s requirements related to 3TG in relevant global contract templates and U.S. purchase order terms and conditions require suppliers to comply with applicable laws and our policies on responsible minerals sourcing. This includes participation in a supply chain survey and related due diligence activities, and the provision, upon request, of information on SORs in relevant supply chains and other information Solventum might require.

Solventum is a member of RMI, which provides strong industry collaboration and greater visibility to supply chain risks. Solventum also encouraged suppliers and SORs to participate in RMI. In addition, Solventum encouraged SORs identified in Solventum’s supply chain, but non-conformant to RMAP, to enroll and participate in RMAP.

Supplier Engagement
Solventum’s Supplier Responsibility Code (“SRC”) applies to all suppliers and outlines Solventum’s foundational expectations as they relates to labor, ethics, environment, health and safety, as well as management systems. The SRC is based on industry and internationally accepted principles, such as The Ten Principles of the United Nations Global Compact and the OECD Guidance.

Solventum’s expectations and requirements relating to responsible sourcing and due diligence described above are communicated to Solventum’s suppliers through annual outreach and in relevant global contract templates and U.S. purchase order terms and conditions, which require suppliers to comply with applicable laws and our responsible sourcing policies including responsible minerals sourcing.
Grievance Mechanism

Solventum has a grievance mechanism whereby employees and suppliers can report concerns regarding Solventum’s business conduct and other matters at SolventumEthics.com. Solventum also has procedures in place for follow-up in the event issues are raised through our grievance mechanism relating to responsible sourcing practices. SORs and other external stakeholders may also use RMI’s Grievance and Complaints Mechanism. The RMI Grievance and Complaints Mechanism allows stakeholders to raise concerns about the RMI RMAP audit process, protocols, and SOR operations that fall within the scope of the RMAP, audit quality, auditor competencies, mineral supply chains and upstream/downstream initiatives, as well as mineral sourcing activities and due diligence of RMI member companies.

Maintain Records
Solventum is implementing a record retention policy applicable to 3TG-related documentation that provides retention for a minimum of five years, in accordance with the OECD Guidance.

Step 2. Identify and Assess Risks in the Supply Chain.

To identify and assess risks in the supply chain, Solventum engaged with our In-Scope Suppliers by sending survey emails notifying the suppliers that Solventum is subject to the Conflict Minerals Rule and requesting their cooperation in gathering information on the source and chain of custody of Necessary 3TG in components and materials supplied to Solventum. In-Scope Suppliers were asked to complete a CMRT and provide information on the SORs that processed the Necessary 3TG in components and materials supplied to Solventum. Several follow-up reminders were sent to suppliers that did not respond to the information requests and escalation emails involved the applicable Solventum Procurement team. The CMRT reporting templates, Solventum and RMI links, practical tips and best practices were provided to the In-Scope Suppliers as part of this outreach process and training was offered on the importance of the information requested and how to submit the CMRT.

Solventum validated all submitted CMRTs to ensure completeness and accuracy and retained them for recordkeeping purposes. Solventum engaged with the In-Scope Suppliers to resolve inconsistent or incomplete responses and sent the applicable supplier an email outlining any issues with the CMRT to collect further information.

Solventum received and reviewed In-Scope Supplier responses by comparing the SORs identified in the supplier’s CMRT survey response to the RMI’s list of SORs that conform to the RMAP or other recognized third-party audit programs. Solventum also referred to other sources of information, including publications of the London Bullion Market Association and the Responsible Jewellery Council to validate and assess potential risks. Country of origin information was verified using information from the RMI and other recognized third-party audit programs. Solventum identified potential risks such as In-Scope Suppliers that supply Solventum with components or materials containing Necessary 3TG that had unknown sourcing or that may have been processed by SORs that have not been validated as conformant, were under investigation, or were not participating in audits by RMAP or other recognized third-party audit programs (such SORs “SORs of Interest”).

Step 3. Design and Implement a Strategy to Respond to Identified Risks.

Solventum has implemented a strategy to respond to identified potential risks in our supply chain. For suppliers that identified SORs of Interest in their supply chain, Solventum requested additional information and/or additional 3TG due diligence procedures and processes. In addition, Solventum intends to provide direct suppliers with SORs of Interest in their supply chain with a link to educational courses on SOR risk mitigation. Solventum also intends to send letters to those SORs of Interest that are not currently engaged in an assurance program encouraging them to participate. Solventum also intends to encourage our suppliers and, in certain cases, customers to reach out to those SORs of Interest and encourage their participation. In addition, communications will be sent to those SORs in our supply chain who were conformant but had not been designated as progressing or as having a re-audit in progress within three months of their compliance date.

Direct suppliers identifying specific SORs of Interest on their CMRT were contacted, according to the OECD Guidance, to assess potential risks and evaluate connections to Solventum’s products, and will be sent feedback reminding them of their obligation to comply with Solventum’s Responsible Minerals Policy Statement and to take every effort to source 3TG from validated SORs. In the future, these suppliers will also be asked to complete a product-level CMRT specific to the components or materials supplied to Solventum, rather than a company-level CMRT, to better identify the connection of the SORs of Interest to Solventum’s products. Other SORs were internally evaluated to determine if they were still active; inactive SORs were removed from the scope of data collection. In the case of ongoing sourcing from these SORs of Interest, In-Scope Suppliers will be requested to either support their participation in an RMAP audit (or other approved third-party audit) or to phase them out of their supply chain. Risk assessment findings and due diligence activities will be reported to senior management. A supplier’s failure to take corrective action may lead to additional actions, including the reassessment of the supplier relationship.

Step 4. Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.

Solventum is a downstream company and many tiers removed from the SORs that provide 3TG. Solventum does not perform direct audits of SORs within our supply chain and relies on independent third-party audit programs, such as the RMI, to conduct SOR due diligence.

In accordance with guidance issued by the SEC on April 29, 2014, Solventum is not required to submit, and is not submitting, an audit report of this Report prepared by an independent private sector auditor.

Step 5. Report Annually on Supply Chain Due Diligence.

Solventum files Form SD and a Conflict Minerals Report annually with the SEC. These reports are publicly available within the Solventum website (https://www.https://investors.solventum.com/sec-filings). The reference to Solventum’s website is provided for convenience only, and its contents are neither incorporated by reference into this Report and Form SD nor deemed filed with the SEC.

5.Due Diligence Results.

Solventum received a response rate of 83% from our In-Scope Suppliers as a result of our outreach efforts.

Solventum verified 341 unique SORs identified by In-Scope Suppliers as in their supply chain that appear on the RMI-maintained SOR lists. Of these 341 SORs, 209 (61%) are validated as compliant with the RMAP process, and 7 (2%) are reported as active by RMI, meaning they are engaged in the RMAP program but not yet conformant. These numbers do not include SORs that were identified by suppliers but that are actually inactive.

For any SORs identified that are not yet engaged in the RMAP program or validated by other third-party programs and that may source from the Covered Countries, Solventum conducted further due diligence to confirm whether these SORs processed Necessary 3TG used in our products. Solventum intends to review various sources, including RMI data, news articles, NGO reports, and industry information, to assess the risk of SORs sourcing from the Covered Countries or contributing to conflict.

The majority of our suppliers source 3TG from a variety of upstream sources and provided information to Solventum on an aggregated, company-wide level, rather than a product level. Due to the fungible nature of these materials, we understand that these suppliers were unable to trace the 3TG that they source into components or materials provided to any particular customer (including Solventum). Solventum therefore cannot be sure whether any of the SORs identified by the In-Scope Suppliers provided 3TG that was included in any components or materials actually supplied to us.

Continuous Improvement
Since the spin-off from 3M on April 1, Solventum has taken, or intends to take, the following steps, among others, to mature and improve the responsible minerals program, including our due diligence efforts to further mitigate risk that the 3TG used in our products could benefit armed groups in the Covered Countries:

•maintain ongoing collaboration with organizations that possess deep expertise in 3TG programs and related services;
•engage, commit and train suppliers on our SRC and Responsible Minerals Policy Statement to increase the response rate and improve the quality of suppliers data responses;
•continue gathering information from suppliers about SOR for 3TG at a product-level, not at a company-level;
•continue encouraging suppliers that source 3TG from one of the Covered Countries to do so only from SORs that have been validated by RMAP or similar recognized third-party audit program;
•follow-up with non-responsive suppliers through follow-up letters and direct outreach to educate suppliers and facilitate responses;
•directly encourage non-validated SORs to undergo an audit of their due diligence practices, with the goal of becoming conformant to the RMAP program or similar audit programs; and
•participate in 3TG related webinars and conferences to define and improve best practices within the 3TG due diligence program.

Cautionary Note Concerning Forward Looking Statements
This report contains forward-looking statements that involve risk and uncertainties. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” “would,” or other words of similar meaning. These forward-looking statements may include, but are not limited to, the risk that information reported to us by our suppliers, or industry information used by us, may be inaccurate or incomplete; changes to regulations and requirements for assessing and reporting information pertaining to conflict minerals; statements about our business; information related to our business segment portfolios and strategies; our business plans and performance; and our conflict minerals principles, policies, and related processes.

Among the factors that could cause actual results to differ materially from those described in our forward looking statements are the following: (1) the effects of, and changes in, worldwide economic, political, regulatory, international, trade and geopolitical conditions, natural disasters, war, public health crises, and other events beyond Solventum’s control; (2) operational execution risks; (3) damage to Solventum’s reputation or its brands; (4) risks from acquisitions, strategic alliances, divestitures and other strategic events; (5) Solventum’s business dealings involving third-party partners in various markets; (6) Solventum’s ability to access the capital and credit markets and changes in Solventum’s credit ratings; (7) exposure to interest rate and currency risks; (8) the highly competitive environment in which Solventum operates and consolidation in the healthcare industry; (9) reduction in customers’ research budgets or government funding; (10) the timing and market acceptance of Solventum's new product and service offerings; (11) ongoing working relationships with certain key healthcare professionals; (12) changes in reimbursement practices of governments or private payers or other cost containment measures; (13) Solventum’s ability to obtain components or raw materials supplied by third parties and other manufacturing and related supply chain difficulties, interruptions, and disruptive factors; (14) legal and regulatory proceedings and legal compliance risks (including third-party risks) with regards to antitrust, FCPA and other anti-bribery laws, environmental laws, anti-kickback and false claims laws, privacy laws, product liability claims, tax laws, and other laws and regulations in the United States and other countries in which Solventum operates; (15) potential liabilities related to per-and polyfluoroalkyl substances, collectively known as “PFAS”; (16) risks related to the highly regulated environment in which Solventum operates; (17) risks associated with product liability claims; (18) climate change and measures to address climate change; (19) security breaches and other disruptions to information technology infrastructure; (20) Solventum’s failure to obtain, maintain, protect, or effectively enforce its intellectual property rights; (21) pension and postretirement obligation liabilities; (22) any failure by 3M to perform any of its obligations under the various separation agreements entered into in connection with the separation of Solventum from 3M and distribution (the “Spin-Off”); (23) any failure to realize the expected benefits of the Spin-Off; (24) a determination by the IRS or other tax authorities that the Separation or certain related transactions should be treated as taxable transactions; (25) indebtedness incurred in the financing transactions undertaken in connection with the Separation and risks associated with additional indebtedness; (26) the risk that incremental costs of operating on a standalone basis (including the loss of synergies), costs of restructuring transactions and other costs incurred in connection with the Spin-Off will exceed Solventum's estimates; and (27) the impact of the Spin-Off on Solventum’s businesses and the risk that the separation from 3M may be more difficult, time-consuming or costly than expected, including the impact on Solventum's resources, systems, procedures and controls, diversion of management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties.

The above list is not exhaustive or necessarily set forth in the order of importance. Forward-looking statements are based on certain assumptions and expectations of future events and trends, and actual future results and trends may differ materially from historical results or those reflected in any such forward-looking statements depending on a variety of factors. A further description of these factors is located under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Solventum's periodic reports on file with the U.S. Securities & Exchange Commission. Solventum assumes no obligation to update any forward-looking statements discussed herein as a result of new information or future events or developments.